UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29749 / August 8, 2011

_____

In the Matter of

J.P. MORGAN SECURITIES LLC
338 Madison Avenue
New York, NY 10179

BEAR STEARNS ASSET MANAGEMENT INC.
BEAR STEARNS HEALTH INNOVENTURES MANAGEMENT, L.L.C.
BSCGP INC.
270 Park Avenue
New York, NY 10017

CONSTELLATION GROWTH CAPITAL LLC
49 West 57th Street, 32nd Floor
New York, NY 10019

CONSTELLATION VENTURES MANAGEMENT II, LLC
270 Park Avenue
New York, NY 10017

HIGHBRIDGE CAPITAL MANAGEMENT, LLC
49 West 57th Street, 32nd Floor
New York, NY 10019

JF INTERNATIONAL MANAGEMENT INC.
21st Floor, Chater House
8 Connaught Road Central
Hong Kong

JPMORGAN ASSET MANAGEMENT (UK) LIMITED
125 London Wall
London, UK, EC2Y5AJ

JPMORGAN DISTRIBUTION SERVICES, INC.
1111 Polaris Parkway
Columbus, OH 43240

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| | |
|---|---|
| J.P. MORGAN INSTITUTIONAL INVESTMENTS, INC. | ) |
| J.P. MORGAN INVESTMENT MANAGEMENT INC. | ) |
| J.P. MORGAN LATIN AMERICA MANAGEMENT COMPANY, LLC | ) |
| J.P. MORGAN PARTNERS, LLC | ) |
| J.P. MORGAN PRIVATE INVESTMENTS INC. | ) |
| 270 Park Avenue | ) |
| New York, NY 10017 | ) |
| | ) |
| OEP CO-INVESTORS MANAGEMENT II, LTD. | ) |
| OEP CO-INVESTORS MANAGEMENT III, LTD. | ) |
| 320 Park Avenue, 18th Floor | ) |
| New York, NY 10022 | ) |
| | ) |
| SECURITY CAPITAL RESEARCH & MANAGEMENT INCORPORATED | ) |
| 10 South Dearborn Street, Suite 1400 | ) |
| Chicago, IL 60603 | ) |
| | ) |
| SIXTY WALL STREET GP CORPORATION | ) |
| SIXTY WALL STREET MANAGEMENT COMPANY, LLC | ) |
| 270 Park Avenue | ) |
| New York, NY 10017 | ) |
| | ) |
| TECHNOLOGY COINVESTORS MANAGEMENT, LLC | ) |
| 270 Park Avenue | ) |
| New York, NY 10017 | ) |
| | ) |
| (812-13919) | ) |
| | ) |

ORDER PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING A PERMANENT EXEMPTION FROM SECTION 9(a) OF THE ACT

J.P. Morgan Securities LLC ("JPMS"), Bear Stearns Asset Management Inc., Bear Stearns Health Innoventures Management, L.L.C., BSCGP Inc., Constellation Growth Capital LLC, Constellation Ventures Management II, LLC, Highbridge Capital Management, LLC, JF International Management Inc., JPMorgan Asset Management (UK) Limited, JPMorgan Distribution Services, Inc., J.P. Morgan Institutional Investments, Inc., J.P. Morgan Investment Management Inc., J.P. Morgan Latin America Management Company, LLC, J.P. Morgan Partners, LLC, J.P. Morgan Private Investments Inc., OEP Co-Investors Management II, Ltd., OEP Co-Investors Management III, Ltd., Security Capital Research & Management Incorporated, Sixty Wall Street GP Corporation, Sixty Wall Street Management Company, LLC, and Technology Coinvestors Management, LLC (collectively, "Applicants") filed an application on July 7, 2011, and an amendment to the application on July 11, 2011, requesting temporary and permanent orders under section 9(c) of the Investment Company Act of 1940 ("Act") exempting Applicants and any other company of which JPMS is or hereafter becomes an affiliated person (together with Applicants, "Covered Persons") from section 9(a) of the

Act with respect to an injunction entered by the United States District Court for the District of New Jersey on July 8, 2011.

On July 11, 2011, the Commission simultaneously issued a notice of the filing of the application and a temporary conditional order exempting the Covered Persons from section 9(a) of the Act (Investment Company Act Release No. 29719) until the Commission takes final action on the application for a permanent order. The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found that the conduct of the Applicants has been such as not to make it against the public interest or protection of investors to grant the permanent exemption from the provisions of section 9(a) of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 9(c) of the Act, on the basis of the representations contained in the application, as amended and filed by J.P. Morgan Securities LLC, et al. (File No. 812-13919) that Covered Persons be and hereby are permanently exempted from the provisions of section 9(a) of the Act, operative solely as a result of an injunction, described in the application, as amended, entered by the United States District Court for the District of New Jersey on July 8, 2011.

By the Commission.


Elizabeth M. Murphy
Secretary